UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Angelica Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

034663104
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2007
(Date of Event which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PIRATE CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	935,147

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	935,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON	935,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.8%

14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THOMAS R. HUDSON JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	935,147

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	935,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON	935,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.8%

14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 4 OF 5 PAGES

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, and Amendment No. 8 on May 25, 2007, is hereby amended by this Amendment No. 9 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $22,536,662 was paid to acquire such Shares.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 2, 2007, Pirate Capital sent a letter to the board of directors of the Issuer (the “July 2 Letter”), among other things, encouraging the board to take immediate steps to unlock long-term shareholder value by retaining an investment banking firm to explore all strategic alternatives (outside the ordinary course of business), including the sale of the Issuer, sales of assets or another extraordinary transaction. In the July 2 Letter, Pirate Capital also indicated that it may have no recourse but to nominate a slate of directors at the upcoming annual shareholders’ meeting. A copy of the July 2 Letter is attached hereto as Exhibit 3 and incorporated herein by reference. On July 2, 2007, Jolly Roger Fund LP (the “Fund”) notified the Issuer of its intent to make the following proposal at the Issuer’s 2007 annual meeting of shareholders:

RESOLVED, that the shareholders of Angelica Corporation recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of Angelica Corporation, sales of assets or another extraordinary transaction.

A copy of such notice is attached hereto as Exhibit 4 and incorporated herein by reference.

On July 2, 2007, the Fund also demanded the opportunity to examine and copy certain books, records and documents of the Issuer pursuant to Missouri law. A copy of such demand is attached hereto as Exhibit 5 and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own 935,147 Shares, constituting approximately 9.8% of the Shares outstanding.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,590,694 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 28, 2007.

(b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 148,190 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD (together with Jolly Roger Fund LP, the “Holders”), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 786,957 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 935,147 Shares.

(c) The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the Shares were sold in the open market.

Jolly Roger Offshore Fund LTD

Trade Date	Shares Purchased (Sold)	Price per Share ($)
6/05/2007	(7,606)	24.79
6/06/2007	(17,394)	25.06
6/15/2007	(100)	23.75
6/25/2007	(5,600)	20.83
6/26/2007	(5,000)	20.36
6/27/2007	(114,300)	20.29

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 5 OF 5 PAGES

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

PIRATE CAPITAL LLC

	By:	/s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr. Title: Manager

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.

EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007